SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 18, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

 (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

 Form 20-F ☒             Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐           No☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	Partner Communications Announces an Approval from the Israeli Tax Authority Regarding the Tax Withholding of the Dividend Distribution in Cash in the Amount of NIS 1.4 Billion

PARTNER COMMUNICATIONS ANNOUNCES AN APPROVAL FROM
 THE ISRAELI TAX AUTHORITY REGARDING THE TAX WITHHOLDING
OF THE DIVIDEND DISTRIBUTION IN CASH IN THE AMOUNT OF  NIS
 1.4 BILLION

Rosh Ha’ayin, Israel, March 18, 2010 – Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that Further to the company's press release dated February 22, 2010 regarding the dividend distribution in cash in the amount of NIS 1.4 Billion (9.0407764 NIS per share) ("the Total Distribution Amount"), the company received today an approval from the Israeli Tax Authority dated March 18, 2010 ("the "Approval"),  according to which the tax withholding of the Total Distribution Amount shall be as follows:

1.
An amount of NIS 7.7298638 per share ("the Capital Distribution Amount") (from the Total Distribution Amount) shall be subject to tax withholding according to the withholding rates applicable under Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain upon the Sale of Security, the Sale of Mutual Fund Unit, or Future Transaction) 5763 – 2002 ("Withholding Regulations"), without taking into account for this purpose cost or original price.

Accordingly and in line with the Approval, the following tax rates shall be withheld from the Capital Distribution Amount: Israeli resident individuals – 20%; Israeli resident companies – 25%. Notwithstanding the above, in case that a valid permit from the Israeli Tax Authority regarding the distribution and/or a valid permit according to the Withholding Regulations regarding tax withholding is presented by any of the Company's shareholders, tax will be withheld from the Capital Distribution Amount paid to such shareholder in accordance with such permit. With respect to foreign residents of countries which have tax treaties with Israel regarding the prevention of double taxation, and that have signed form 2402, tax will be withheld from the Capital Distribution Amount according to the relevant treaty provisions in respect of capital gains. With respect to shares held by Tel Aviv Stock Exchange (TASE) members, the Company will transfer to such TASE members the gross amount of the Capital Distribution Amount and the tax withholding from the Capital Distribution Amount shall be made by the TASE members.

The tax withholding with respect to shares held by shareholders registered in the Company's shareholders' registry the tax withholding from the Capital Distribution Amount shall be made by the Company.

2.
An amount of NIS 1.3109126 per share (which is the remaining amount of the Total Distribution Amount per share) will be subject to tax withholding in accordance with the withholding tax rates applicable to dividends. Accordingly, the following tax rates shall be withheld from this amount per share: Israeli resident individuals – 20%, unless a permit indicating another withholding tax rate shall be presented to the Company in advance; Israeli resident companies – 0% and  foreign residents – 20%, subject to tax treaties for the prevention of double taxation. Such tax withholding shall be made by the Company.

According to the said Approval of the Israeli Tax Authority, the Approval does not determine the classification of the tax event and/or the income for tax purposes to be held by the Company's shareholders.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on March 16, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of December 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers' mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths ("Dynamic"), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010 and  On Jan 17, 2010 Scailex announced the sale of Dymanic’s activity to Cellcom) and; (3) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V.P. Corporate Development, Regulation and IR Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name:	Emanuel Avner
Title:	Chief Financial Officer

Dated: March 18, 2010